UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.
(Translation of registrant’s name into English)

7 World Trade Center, Suite 4621
New York, NY 10007
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Biao Lu from the CEO and the Director Positions

On August 5, 2022, Biao Lu resigned from his positions as the Co-Acting Chief Executive Officer and the director of the Board of Directors (“Board”) of Color Star Technology Co., Ltd. (the “Company”). Mr. Lu’s resignation did not result from any disagreement with the Company.

Resignation of Jehan Zeb Khan from the CEO Position

On August 5, 2022, Jehan Zeb Khan resigned from his position as the Co-Acting Chief Executive Officer of the Company. Mr. Khan’s resignation did not result from any disagreement with the Company.

Appointment of Farhan Qadir as the CEO

On August 9, 2022, Farhan Qadir was appointed as the Chief Executive Officer of the Company to fill in the vacancy created by the resignations from Biao Lu and Jehan Zeb Khan, effective immediately.

Mr. Farhan Qadir established and currently owns several fashion and entertainment companies in Dubai. He also serves as the managers of a trading company and a fashion design company.

Mr. Farhan Qadir has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Farhan Qadir had, or will have, a direct or indirect material interest.

The Company entered into an employment agreement with Mr. Farhan Qadir pursuant to which he shall receive an annual compensation of 100,000 ordinary shares of the Company and a monthly salary of $10,000. The employment agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 99.1.

Appointment of Wei Zhang as a Director and the Chairman of the Board of Directors

On August 9, 2022, Wei Zhang was elected as a director of the Company and the chairman of the Board of Directors of the Company to fill in the vacancy created by the resignation of Biao Lu, effective immediately.

Ms. Wei Zhang graduated from Harbin Institute of Technology with a bachelor’s degree in international economics and Trade in the year of 2007. Ms. Wei Zhang has substantial experience with management and corporate governance. She has assisted and counselled many US listed Chinese companies in various industries and fields for business operations and compliance issues.

Ms. Wei Zhang has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Wei Zhang had, or will have, a direct or indirect material interest.

The Company entered into a director agreement with Ms. Wei Zhang pursuant to which she shall receive an annual compensation of 200,000 ordinary shares of the Company and a monthly salary of $15,000. The director agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 99.2.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Employment Agreement by and between Farhan Qadir and Color Star Technology Co., dated August 9, 2022
99.2	Director Agreement by and between Wei Zhang and Color Star Technology Co., dated August 9, 2022
99.3	Press Release: Farhan Qadir Takes Over as CEO of Color Star, Integrating Resources to Further Develop the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 9, 2022

COLOR STAR TECHNOLOGY CO., LTD.

	By:	/s/ Lili Jiang
	Name:	Lili Jiang
	Title:	Chief Financial Officer

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